Exhibit (a)(5)(B)

The following is an excerpt from Danaher Corporation’s earnings press release issued on April 19, 2012:

“The Company anticipates that diluted net earnings per share for the quarter ending June 30, 2012 will be in the range of $0.76 to $0.81. The Company narrowed its full year 2012 diluted net earnings per share guidance to $3.25 to $3.35 from a previous range of $3.20 to $3.35. The second quarter and full year 2012 EPS guidance includes $0.01 and $0.03 of anticipated dilution, respectively, related to the pending acquisition of X-Rite, Incorporated.”

Notice to Investors

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of X-Rite common stock is being made pursuant to a tender offer statement on Schedule TO filed by Danaher with the Securities and Exchange Commission (SEC) on April 17, 2012, as amended through the date of this release. X-Rite has filed a solicitation/recommendation statement with the SEC on Schedule 14D-9 with respect to the tender offer on April 17, 2012, as amended through the date of this release. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. X-Rite’s stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov. The Schedule TO (including the offer to purchase and related materials), and the Schedule 14D-9 (including the solicitation/recommendation statement) may also be obtained for free by contacting Okapi Partners LLC, the information agent for the tender offer, at (855) 305-0856.